-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                                SCHEDULE 14D-1
                            Tender Offer Statement
      Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

                                ---------------
                            WANG LABORATORIES, INC.
                           (Name of Subject Company)

                                ---------------
             GETRONICS NV                    GETRONICS ACQUISITION, INC.

                                   (Bidders)

                                ---------------
   Common Stock, par value $0.01 per share (including the associated rights) 4 1/2% Series A Cumulative Convertible Preferred Stock, par value $0.01 per share
  6 1/2% Series B Cumulative Convertible Preferred Stock, par value $0.01 per share
  Depositary Shares (each representing a 1/20th interest in a share of 6 1/2%
               Series B Cumulative Convertible Preferred Stock)
                        Common Stock Purchase Warrants
                         Special Common Stock Warrant
                        (Title of Class of Securities)

                                ---------------
       Common Shares: 93369N109             Depositary Shares: 93369N208,
    Series A Preferred Shares: N/A                    93369N604
    Series B Preferred Shares: N/A          Purchase Warrants: 93369N117
                                                Special Warrant: N/A

                     (CUSIP Number of Class of Securities)

                                ---------------

                               F.A.R.N. Kleipool
                                 Getronics NV
                                  Donauweg 10
                               1043 AJ Amsterdam
                                The Netherlands
                              011-31-20-586-1412

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                                ---------------
                                   Copy to:
                              John M. Reiss, Esq.
                               White & Case LLP
                          1155 Avenue of the Americas
                           New York, New York 10036
                                (212) 819-8200

                           CALCULATION OF FILING FEE
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

              Transaction Valuation*                    Amount of Filing Fee**
------------------------------------------------------------------------------
                $1,711,312,175.75                            $342,262.44
------------------------------------------------------------------------------

-------------------------------------------------------------------------------
* Estimated solely for the purpose of determining the registration fee. Based on the offer to purchase 47,045,593 shares of Common Stock, 90,000 shares of Series A Preferred Stock, 143,750 shares of Series B Preferred Stock, 7,208,935 Common Stock Purchase Warrants and 1 Special Common Stock Warrant at a price of (i) $29.25 per share of Common Stock, (ii) $1271.73 per share of Series A Preferred Stock, (iii) $1,101.17 per share of Series B Preferred Stock, (iv) $7.80 per Common Stock Purchase Warrant and (v) $6,250,000 for the Special Common Stock Warrant net to the seller in cash, without interest thereon.
** The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the aggregate of the cash offered by the bidder.
[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                                  Filing Party:
Form or Registration No.:                                Date Filed:

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                 SCHEDULE 14D-1

CUSIP No. Common Stock: 93369N109
      Series A Preferred Stock: N/A
      Series B Preferred Stock: N/A
      Depositary Shares: 93369N208, 93369N604
      Common Stock Purchase Warrants: 93369N117
      Special Common Stock Warrant: N/A

--------------------------------------------------------------------------------
     1. NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      Getronics NV

--------------------------------------------------------------------------------
     2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)  [_]
      (b)  [_]

--------------------------------------------------------------------------------
     3. SEC USE ONLY

--------------------------------------------------------------------------------
     4. SOURCE OF FUNDS
      BK; WC

--------------------------------------------------------------------------------
     5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(e) or 2(f)  [_]

--------------------------------------------------------------------------------
     6. CITIZENSHIP OR PLACE OF ORGANIZATION
      The Netherlands

--------------------------------------------------------------------------------
     7. AGGREGATE AMOUNT BENEFICALLY OWNED
      BY EACH REPORTING PERSON
      0

--------------------------------------------------------------------------------
     8. CHECK IF THE AGGREGATE AMOUNT IN ROW (7)
      EXCLUDES CERTAIN SHARES [_]

--------------------------------------------------------------------------------
     9. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
      0.0%

--------------------------------------------------------------------------------
    10. TYPE OF REPORTING PERSON
      CO

--------------------------------------------------------------------------------

                                 SCHEDULE 14D-1

CUSIP No. Common Stock: 93369N109
      Series A Preferred Stock: N/A
      Series B Preferred Stock: N/A
      Depositary Shares: 93369N208, 93369N604
      Common Stock Purchase Warrants: 93369N117
      Special Common Stock Warrant: N/A

--------------------------------------------------------------------------------
     1. NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      Getronics Acquisition, Inc.

--------------------------------------------------------------------------------
     2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)  [_]
      (b)  [_]

--------------------------------------------------------------------------------
     3. SEC USE ONLY

--------------------------------------------------------------------------------
     4. SOURCE OF FUNDS
      AF

--------------------------------------------------------------------------------
     5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(e) or 2(f)  [_]

--------------------------------------------------------------------------------
     6. CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

--------------------------------------------------------------------------------
     7. AGGREGATE AMOUNT BENEFICALLY OWNED
      BY EACH REPORTING PERSON
      0

--------------------------------------------------------------------------------
     8. CHECK IF THE AGGREGATE AMOUNT IN ROW (7)
      EXCLUDES CERTAIN SHARES [_]

--------------------------------------------------------------------------------
     9. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
      0.0%

--------------------------------------------------------------------------------
    10. TYPE OF REPORTING PERSON
      CO

--------------------------------------------------------------------------------

Item 1. Security and Subject Company.

  (a) This statement relates to the securities of Wang Laboratories, Inc., a company organized under the laws of Delaware (the "Company"). The principal executive offices of the Company are located at 290 Concord Road, Billerica, Massachusetts 01821.

  (b) This statement relates to (i) the shares of Common Stock, par value $0.01 per share, including the associated rights (the "Common Stock"), of the Company, (ii) the shares of 4 1/2% Series A Cumulative Convertible Preferred Stock, par value $0.01 per share (the "Series A Preferred Stock"), of the Company, (iii) the shares of 6 1/2% Series B Cumulative Convertible Preferred Stock, par value $0.01 per share (the "Series B Preferred Stock"), of the Company, (iv) depositary shares, each representing a 1/20th interest in a share of Series B Preferred Stock (the "Depositary Shares"), (v) warrants (other than the Special Common Stock Warrant) to purchase shares of Common Stock ("Common Stock Purchase Warrants") and (vi) a Special Common Stock Warrant (the "Special Common Stock Warrant"). The Common Stock, Series A Preferred Stock, Series B Preferred Stock, Depositary Shares, Common Stock Purchase Warrants and Special Common Stock Warrant are referred to herein collectively as the Offer Securities. The information regarding the number of each class of Offer Securities outstanding, the exact amount of each class of Offer Securities being sought and the consideration being offered therefor is set forth in the Introduction to the Offer to Purchase dated May 10, 1999 (the "Offer to Purchase") and is incorporated herein by reference.

  (c) The information concerning the principal markets in which the Offer Securities are traded and the sales prices for the Offer Securities for each quarterly period during the past two years is set forth in the Offer to Purchase under Section 6--"Price Range; Dividends" and is incorporated herein by reference.

Item 2. Identity and Background.

  (a)-(d), (g) Getronics Acquisition, Inc. (the "Purchaser") is a corporation organized under the laws of Delaware. The Purchaser is wholly-owned by Getronics NV, a corporation organized under the laws of The Netherlands with its corporate seat in Amsterdam (Municipality Amsterdam) ("Parent"). The information set forth in the Offer to Purchase under Section 8--"Certain Information Concerning the Purchaser and Parent" is incorporated herein by reference. The name, business address, present principal occupation or employment and material occupations, positions, offices or employment during the last five years and citizenship of the directors and executive officers of the Purchaser and Parent are set forth in Schedule I to the Offer to Purchase and are incorporated herein by reference.

  (e), (f) During the last five years, none of the Purchaser or Parent, or, to the best of their knowledge, any of the persons listed in Schedule I to the Offer to Purchase has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such law.

Item 3. Past Contacts, Transactions or Negotiations with the Subject Company.

  (a)-(b) The information set forth in the Offer to Purchase under the Introduction, Section 10--"Background of the Offer" and Section 11--"Purpose of the Offer; Plans for the Company; Certain Agreements" is incorporated herein by reference.

Item 4. Source and Amount of Funds or Other Consideration.

  (a)-(c) The information set forth in the Offer to Purchase under Section 9--"Source and Amount of Funds" is incorporated herein by reference.

Item 5. Purpose of the Tender Offer and Plans or Proposals of the Bidders.

  (a)-(g) The information set forth in the Offer to Purchase under the Introduction, Section 11--"Purpose of the Offer; Plans for the Company; Certain Agreements" and Section 13--"Effect of the Offer on the Market for the Offer Securities; Exchange Act Registration" is incorporated herein by reference.

Item 6. Interest in Securities of the Subject Company.

  (a)-(b) The information set forth in the Offer to Purchase under the Introduction, Section 8--"Certain Information Concerning the Purchaser and Parent", Section 9--"Background of the Offer" and Schedule I is incorporated herein by reference.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

  The information set forth in the Offer to Purchase under the Introduction,
Section 10--"Background of the Offer", Section 11--"Purpose of the Offer; Plans for the Company; Certain Agreements" and Section 15--"Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

Item 8. Persons Retained, Employed or to be Compensated.

  The information set forth in the Offer to Purchase under Section 16--"Fees and Expenses" is incorporated by reference.

Item 9. Financial Statements of Certain Bidders.

  The information set forth in the Offer to Purchase under Section 8--"Certain Information Concerning the Purchaser and Parent" is incorporated herein by reference.

Item 10. Additional Information.

  (a) The information set forth in the Offer to Purchase under Section 11-- "Purpose of the Offer; Plans for the Company; Certain Agreements" is incorporated herein by reference.

  (b)-(c) The information set forth in the Offer to Purchase under Section 15--"Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

  (d) The information set forth in the Offer to Purchase under Section 13-- "Effect of the Offer on the Market for the Offer Securities; Exchange Act Registration" is incorporated herein by reference.

  (e) Not applicable.

  (f) The information set forth in the entire text of each of (i) the Offer to Purchase, (ii) the Letter of Transmittal to Tender Shares of Common Stock, Shares of 6 1/2% Series B Cumulative Convertible Preferred Stock, Depositary Shares (each representing a 1/20th interest in a share of 6 1/2% Series B Cumulative Convertible Preferred Stock) and/or Common Stock Purchase Warrants,
(iii) the Letter of Transmittal to Tender Shares of 4 1/2% Series A Cumulative Convertible Preferred Stock and/or the Special Common Stock Warrant and (iv) the Agreement and Plan of Merger dated as of May 3, 1999 among Parent, the Purchaser and the Company, copies of which are attached hereto as Exhibits
(a)(1), (a)(2), (a)(3) and (c)(1) respectively, is incorporated herein by reference.

Item 11. Material to be Filed as Exhibits.

   Exhibit No.                             Description
   -----------                             -----------
 Exhibit (a)(1)  Offer to Purchase.
 Exhibit (a)(2)  Letter of Transmittal to Tender Shares of Common Stock, Shares
                 of 6 1/2% Series B Cumulative Convertible Preferred Stock,
                 Depositary Shares (each representing a 1/20th interest in a share of 6 1/2% Series B Cumulative Convertible Preferred
                 Stock) and/or Common Stock Purchase Warrants.
 Exhibit (a)(3)  Letter of Transmittal to Tender Shares of 4 1/2% Series A
                 Cumulative Convertible Preferred Stock and/or the Special
                 Common Stock Warrant.
 Exhibit (a)(4)  Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.
 Exhibit (a)(5)  Form of letter to be used by brokers, dealers, commercial banks, trust companies and nominees to their clients.
 Exhibit (a)(6)  Press Release, dated May 4, 1999, announcing the tender offer.
 Exhibit (a)(7)  Form of newspaper advertisement, dated May 10, 1999, published in The Wall Street Journal.
 Exhibit (a)(8)  Notice of Guaranteed Delivery for Tender of Common Stock,
                 Shares of 6 1/2% Series B Cumulative Convertible Preferred
                 Stock, Depositary Shares (each representing a 1/20th interest in a share of 6 1/2% Series B Cumulative Convertible Preferred
                 Stock) and/or Common Stock Purchase Warrants.
 Exhibit (a)(9)  Notice of Guaranteed Delivery for Tender of 4 1/2% Series A
                 Cumulative Convertible Preferred Stock and/or the Special
                 Common Stock Warrant.
 Exhibit (a)(10) Guidelines for Substitute Form W-9.
 Exhibit (b)(1)  Commitment letter regarding NLG 4,000,000,000 Multicurrency
                 Bridge Facility, dated May 3, 1999, among ABN AMRO Bank N.V.,
                 ING Bank N.V. and Getronics NV.
 Exhibit (c)(1)  Confidentiality Agreement dated February 26, 1999 between
                 Getronics NV and Wang Laboratories, Inc.
 Exhibit (c)(2)  The Agreement and Plan of Merger dated as of May 3, 1999 among
                 Getronics NV, Getronics Acquisition, Inc. and Wang
                 Laboratories, Inc.
 Exhibit (g)(1)  Excerpts from the 1998 Annual Report of Getronics NV.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 10, 1999                       GETRONICS NV

                                          BY: /s/ J.L. Docter
                                             ----------------------------------
                                             NAME: J.L. Docter
                                             TITLE: Chief Financial Officer

Dated: May 10, 1999                       GETRONICS ACQUISITION, INC.

                                          BY: /s/ J.L. Docter
                                             ----------------------------------
                                             NAME: J.L. Docter
                                             TITLE: Treasurer